TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                       May 3, 2002


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Applied Films Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR Ease System software, by E-Mail confirmation.

                                        Sincerely,



                                        Jeffrey A. Ruiz

Enclosures

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 2 )

               Applied Films Corporation
          ---------------------------------------
                      NAME OF ISSUER:
              Common Stock (Par Value $ .01)
          ---------------------------------------
               TITLE OF CLASS OF SECURITIES
                         038197109
          ---------------------------------------
                       CUSIP NUMBER
                     April 30, 2001
          ---------------------------------------
    (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]      Rule 13d-I(b)

                  [   ]    Rule 13d-I(c)

                  [   ]    Rule 13d-I(d)

CUSIP No. 038197109



1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Taunus Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
(B)       [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES               1,143,300*
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY             0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING                     819,900*
PERSON WITH   8. SHARED DISPOSITIVE POWER
                              138,700

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,143,300*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.8%**


12.TYPE OF REPORTING PERSON

         HC,CO




* Included in this figure are the securities reported by Deutsche Bank Trust Company Americas on the following cover page. Taunus expressly declares, pursuant to Rule 13d-4,that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities reported on this cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Bank Trust Company Americas on the following cover page.

CUSIP No. 038197109



1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(A)      [ ]
(B)      [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF     5. SOLE VOTING POWER
SHARES               961,500
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY             0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING                     755,300
PERSON WITH   8. SHARED DISPOSITIVE POWER
                              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         961,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
           [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.6%


12.TYPE OF REPORTING PERSON

         BK

CUSIP No. 038197109



Item 1(a).        Name of Issuer:

                  Applied Films Corporation (the  Issuer )

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 9586 I-25 Frontage Road, Longmont, Co 80504.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corporation ( Taunus ) and Deutsche Bank Trust Company Americas ( DBTCA ) (Taunus and DBTCA together, the Reporting Persons ).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus is 31 West 52nd Street, New York, New York, 10019.

                  The principal place of business of DBTCA is 130 Liberty Street, New York, New York, 10006.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock (the Common
                  Stock ).

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 A.    Taunus Corporation:

                 (a)    [   ] Broker or dealer registered under section 15 of
                              the Act;

                 (b)    [   ] Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ] Insurance Company as defined in section 3(a)(19)
                              of the Act;

                 (d)    [   ] Investment Company registered under
                              section 8 of the Investment Company Act of 1940;

                 (e)    [   ] An investment adviser in accordance
                              with Rule 13d-1 (b)(1)(ii)(E);

                 (f)    [   ] An employee benefit plan, or endowment
                              fund in accordance with Rule 13d-1
                              (b)(1)(ii)(F);

                 (g)    [X]  A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ] A savings association as defined in
                             section 3(b) of the Federal Deposit Insurance
                             Act;

                 (i)    [   ] A church plan that is excluded from the
                              definition of an investment company under
                              section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

                  B. Deutsche Bank Trust Company Americas:

                 (a)   [   ]Broker or dealer registered under section
                                 15 of the Act;

                 (b)   [X]  Bank as defined in section 3(a)(6) of the Act;

                 (c)   [   ] Insurance Company as defined in section
                              3(a)(19) of the Act;

                 (d)   [   ]Investment Company registered under
                             section 8 of the Investment Company Act of 1940;

                 (e)   [   ] An investment adviser in accordance
                              with Rule 13d-1 (b)(1)(ii)(E);

                 (f)   [   ] An employee benefit plan, or endowment
                              fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)   [   ]A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)   [   ] A savings association as defined in
                              section 3(b) of the Federal Deposit Insurance
                              Act;

                 (i)   [   ] A church plan that is excluded from the
                              definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)   [   ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]


Item 4.  Ownership.

                  (a)   Amount beneficially owned:

                           The Reporting Person owns the amount of the Common
                  Stock as set forth on the cover page.

                  (b)  Percent of class:

                           The Reporting Person owns the percentage of the
                  Common Stock as set forth on the cover page.

                   (c)  Number of shares as to which such person has:

                           (i)  sole power to vote or to direct the vote:

                                The Reporting Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)   shared power to vote or to direct the vote:

                                  The Reporting Person has the shared power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii)  sole power to dispose or to direct
                                  the disposition of:

                                  The Reporting Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                  The Reporting Person has the shared power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  NDB Capital Markets Corporation, Deutsche Investment Management Americas Inc., and Deutsche Bank Securities Inc.are indirect wholly-owned subsidiaries of Taunus holding Common Stock. Omitted from the ownership structure are certain intermediate and/or indirect holding companies of Taunus which do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2002




                                  TAUNUS CORPORATION



                                    By:    /s/ James T. Byrne, Jr.
                                   -------------------------------------------
                                         Name:   James T. Byrne, Jr.
                                         Title:  Secretary

                 Consent of Deutsche Bank Trust Company Americas


                  The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Deutsche Bank Trust Company Americas pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 3, 2002



                                   DEUTSCHE BANK TRUST COMPANY AMERICAS



                                   By:             /s/ James T. Byrne, Jr.
                                         -----------------------------------
                                         Name:            James T. Byrne, Jr.
                                         Title:           Secretary